

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 7, 2009

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

Re: Energas Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed June 16, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed July 14, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
Filed September 14, 2009
File No. 0-33259

Dear Mr. Shaw:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal to Amend The Company's Certificate…, page 2

1.   Please expand to disclose in tabular format, prior to and after taking into account the proposal to increase the authorized shares: the number of shares of common stock

authorized, the number of shares of common stock you have outstanding or reserved for issuance (such as common stock underlying convertible securities), and the number of shares of common stock that are authorized but not outstanding or reserved for issuance. Please also revise your Notice of Special Meeting to disclose the number of shares of common stock currently authorized.

2.   We note your disclosure that the Company did not have any "definitive agreements" for obtaining additional capital. Please revise your filing and expand your disclosure to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue common stock subsequent to the increase in the number of available authorized shares. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares. Provide materially complete descriptions of any future acquisitions or financing transactions that relate to these additional authorized shares.

3.   Please disclose the number of shares of preferred stock you are authorized to issue currently, and the number of shares of preferred stock outstanding.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 9A. Controls and Procedures, page 22

4.   We note that you have concluded that disclosure controls and procedures were not effective at January 31, 2009 and that you had a material weakness in internal control over financial reporting. Please revise your disclosure to also describe the facts and circumstances leading to the identification of the material weakness, including when the weakness first began. Disclose the impact of the material weakness on your financial reporting and internal control environment; management's current plans, if any, to remediate the weakness; and any costs associated with remediation steps.

5.   Please provide the disclosure required by Item 308T(b) of Regulation S-K. If there have been no changes to your internal control over financial reporting, please so state.

Form 10-Q for Fiscal Quarter Ended April 30, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009

Item 4T. Controls and Procedures

6.   We note that disclosure controls and procedures were not effective at July 31, 2009. Please expand your disclosure to discuss the nature of the material weakness in your "lack of monitoring controls" and disclose who identified the weakness. Please also revise to provide disclosure consistent with comment number four above. Describe what changes, if any, were made since the 10-K was filed.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mr. William T. Hart (by facsimile (303) 839-5414)